UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Regalwood Global Energy Ltd.

(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001

(Title of Class of Securities)

G74760 102

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons CIEP Sponsor Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 7,500,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,500,000(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 20.0%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	See Item 4. CIEP Sponsor Ltd. (the “Reporting Person”) owns 7,500,000 shares of the Issuer’s Class B Ordinary Shares, which are automatically convertible into shares of the Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-220771).

Item 1(a).	Name of Issuer

Regalwood Global Energy Ltd. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1001 Pennsylvania Avenue N.W.

Suite 220 South

Washington, D.C. 20004

Item 2(a).	Names of Persons Filing

CIEP Sponsor Ltd. (the “Reporting Person”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1001 Pennsylvania Avenue N.W.

Suite 220 South

Washington, D.C. 20004

Item 2(c).	Citizenship

Cayman Islands

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number

G74760 102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d)	Investment company registered under Section 8 of the Investment Company Act.

☐	(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i)	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2017, the Reporting Person may be deemed to beneficially own 7,500,000 shares of the Issuer’s Class B Ordinary Shares, representing 20.0% of the total Class A and Class B Ordinary Shares issued and outstanding. The Class B Ordinary Shares are automatically convertible into the Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-220771).

The Reporting Person is controlled by a board of managers, consisting of three individuals, and a majority of the board of managers is required to make voting and dispositive decisions regarding the Issuer’s securities. As such, none of the members of the board of managers of the Reporting Person is deemed to be a beneficial owner of the Issuer’s Class B Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2018

CIEP SPONSOR LTD.

By:	/s/ Kevin R. Gasque
Name: Kevin R. Gasque
Title: Director

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